June 16, 2014

Via EDGAR
Ji Kim
Attorney - Adviser
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:

CopyTele, Inc.

             Preliminary Proxy Statement on Schedule 14A

             Filed on June 3, 2014

             File No. 000-11254

Dear Ms. Kim:

CopyTele, Inc. (“CopyTele”, the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 12, 2014 regarding our Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) previously filed on June 3, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

Proposal 4

1. Please tell us, and expand your disclosure to reference, what in your bylaws, articles of incorporation or other governing documents permits you to change your corporate name to another name to be selected by you at a later date without informing shareholders of the new name. In your response letter, explain how the authority the board seeks with respect to a future selection of a corporate name is consistent with Delaware law and the proxy rules.

In light of the comment we have revised our Preliminary Proxy Statement to include the new name that our board of directors selected.

******************

In making this response the Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Matthew Bernstein, Esq. at (212) 370-1300.

Very truly yours,

COPYTELE, INC.

By: /s/ Robert A. Berman
Name: Robert A. Berman
Title: President and Chief Executive Officer